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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

The Children’s Place Retail Stores, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class Securities)

168905107

(CUSIP Number)

D.E. Shaw Laminar Portfolios, L.L.C.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022
212-446-2300

July 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 2,730,714
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,730,714
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,730,714
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 9.5%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 55,600
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 55,600
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,600[1]
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 0.2%
	14	Type of Reporting Person (See Instructions) OO

1 The 55,600 Common Shares set forth above constitute 55,600 Common Shares which Valence has the right to acquire through the exercise of listed call options.

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw & Co., L.L.C. FEIN 13-3799946
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 2,730,714
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,730,714
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,730,714
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 9.5%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw & Co., L.P. FEIN 13-3695715
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 2,786,314
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,786,314
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,314
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 9.7%
	14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 168905107
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 2,786,314
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,786,314
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,314
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 9.7%
	14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.10 par value per share (the “Common Shares”) of The Children’s Place Retail Stores, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 915 Secaucus Road, Secaucus, NJ 07094. The Reporting Persons (as defined in Item 2 below) originally filed a Schedule 13G on June 13, 2007, reporting beneficial ownership of Common Shares (the “Schedule 13G”).

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”),  and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, Valence, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”).  The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.

(c) The principal business of Laminar is that of a limited liability company focusing primarily on credit opportunity-related investment strategies. The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities related investment strategies.  The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar.  The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar and Valence.  DESCO LP also acts as managing member to certain funds, including, without limitation, Valence.  D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP.  D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC.  David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In acquiring 2,730,714 Common Shares owned by Laminar, Laminar expended approximately $138,582,964 (excluding commissions) of its working capital.  In acquiring call options for 55,600 Common Shares, Valence expended approximately $227,360 (excluding commissions) of its working capital.

Item 4.	Purpose of Transaction

Laminar and Valence made the purchases noted in Item 3 above for investment purposes.  Laminar and Valence will review their investments in the Common Shares from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Laminar and Valence may determine to:

● acquire additional Common Shares through open market purchases or otherwise;

● sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise; or

● otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

As part of Laminar’s and Valence’s ongoing review of their investments in the Common Shares, Laminar and Valence will from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.

Based on discussions or inquiries that Laminar and Valence may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, Laminar and Valence may determine to pursue various strategic alternatives in respect of their investments in the Issuer.  Such actions may include, without limitation, direct or indirect participation in the following:

● forming and conducting potential strategic developments and plans related to the Issuer;

● seeking representation on the Board of Directors of the Issuer;

● making recommendations to the Issuer’s Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, the provisions of the Issuer’s Articles of Incorporation or Bylaws or other matters;

● seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

● restructuring and effecting other significant transactions with respect to the Issuer;

● participating in a “going-private” transaction;

● taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

● providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Laminar and Valence or any other Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on June 6, 2006, there were 28,721,213 Common Shares issued and outstanding as of April 29, 2006.  The 2,730,714 Common Shares beneficially owned by Laminar (the “Laminar Shares”) represent approximately 9.5% of the Common Shares issued and outstanding.  The 55,600 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 0.2% of the Common Shares issued and outstanding.[1]  Laminar has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares. Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. D. E. Shaw Synoptic Portfolios 2, L.L.C. (“Synoptic”), which was reported as owning 19 Common Shares in the Schedule 13G and who relationship to the Reporting Persons was described in the Schedule 13G, no longer owns any Common Shares.  Laminar disclaims beneficial ownership of the Valence Shares, and Valence disclaims beneficial ownership of the Laminar Shares.

DESCO LP, as Laminar’s and Valence’s investment adviser, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and Valence Shares. DESCO LLC, as Laminar’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As managing member of DESCO LLC, DESCO II, Inc., may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As general partner of DESCO LP, DESCO, Inc., may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Valence Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Laminar Shares and Valence Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence and the investment adviser of Laminar, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Laminar, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Laminar Shares and the Valence Shares, constituting 9.7% of the Common Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Laminar Shares and the Valence Shares.  David E. Shaw disclaims beneficial ownership of the Laminar Shares and the Valence Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

 2 The 55,600 Common Shares set forth above constitute 55,600 Common Shares which Valence has the right to acquire through the exercise of listed call options.

Name	Date	Number of Shares Purchased/(Sold)	Price per Share
Valence	5/25/2007	(200)	$54.46
Valence	5/25/2007	(700)	$54.49
Valence	5/25/2007	(800)	$54.50
Valence	5/25/2007	(400)	$54.53
Valence	5/25/2007	(200)	$54.54
Valence	5/25/2007	(200)	$54.58
Valence	5/25/2007	(500)	$54.59
Valence	5/25/2007	(300)	$54.63
Valence	5/25/2007	(400)	$54.64
Valence	5/25/2007	(500)	$54.65
Valence	5/25/2007	(1,000)	$54.66
Valence	5/25/2007	(500)	$54.67
Valence	5/25/2007	(700)	$54.69
Valence	5/25/2007	(400)	$54.70
Valence	5/25/2007	(400)	$54.71
Valence	5/25/2007	(300)	$54.72
Valence	5/25/2007	(800)	$54.73
Valence	5/25/2007	(300)	$54.75
Valence	5/25/2007	(400)	$54.79
Valence	5/25/2007	(500)	$54.81
Valence	5/25/2007	(500)	$54.82
Valence	5/25/2007	(400)	$54.83
Valence	5/25/2007	(100)	$54.87
Valence	5/25/2007	(1,100)	$54.91
Valence	5/25/2007	(300)	$54.93
Valence	5/25/2007	(400)	$54.94
Valence	5/25/2007	(300)	$54.95
Valence	5/25/2007	(300)	$54.98
Valence	5/25/2007	(500)	$55.00
Valence	5/25/2007	(300)	$55.01
Valence	5/25/2007	(500)	$55.02
Valence	5/25/2007	(500)	$55.03
Valence	5/25/2007	(800)	$55.06
Valence	5/25/2007	(1,200)	$55.08
Valence	5/25/2007	(500)	$55.10
Valence	5/25/2007	(1,200)	$55.15
Valence	5/25/2007	(300)	$55.21
Valence	5/29/2007	(500)	$54.22
Valence	5/29/2007	(700)	$54.28
Valence	5/29/2007	(500)	$54.36
Valence	5/29/2007	(1,500)	$54.43
Valence	5/29/2007	(1,000)	$54.44
Valence	5/29/2007	(400)	$54.45
Valence	5/29/2007	(400)	$54.46
Valence	5/29/2007	(700)	$54.47
Valence	5/29/2007	(3,200)	$54.48
Valence	5/29/2007	(124)	$54.49
Valence	5/29/2007	(1,300)	$54.50
Valence	5/29/2007	(800)	$54.51
Valence	5/29/2007	(1,000)	$54.52
Valence	5/29/2007	(1,293)	$54.53
Valence	5/29/2007	(2,300)	$54.55
Valence	5/29/2007	(400)	$54.56
Valence	5/29/2007	(500)	$54.57
Valence	5/29/2007	(200)	$54.59
Valence	5/29/2007	(400)	$54.60
Valence	5/29/2007	(200)	$54.61
Valence	5/29/2007	(200)	$54.62
Valence	5/29/2007	(200)	$54.63
Valence	5/29/2007	(200)	$54.64
Valence	5/29/2007	(600)	$54.66
Valence	5/29/2007	(200)	$54.67
Valence	5/29/2007	(400)	$54.68
Valence	5/29/2007	(200)	$54.69
Valence	5/29/2007	(900)	$54.71
Valence	5/29/2007	(600)	$54.72
Valence	5/29/2007	(500)	$54.74
Valence	5/29/2007	(300)	$54.76
Valence	5/29/2007	(100)	$54.83
Valence	5/29/2007	(202)	$54.84
Valence	5/29/2007	(200)	$54.86
Valence	5/29/2007	(500)	$54.88
Valence	5/29/2007	(200)	$55.08
Valence	5/29/2007	(500)	$55.10
Valence	5/29/2007	(800)	$55.12
Valence	5/29/2007	(600)	$55.14
Valence	5/30/2007	(200)	$54.64
Valence	5/30/2007	(200)	$54.70
Valence	5/30/2007	(700)	$54.71
Valence	5/30/2007	(100)	$54.72
Valence	5/30/2007	(200)	$54.76
Valence	5/30/2007	(100)	$54.78
Valence	5/30/2007	(700)	$54.83
Valence	5/30/2007	(500)	$54.84
Valence	5/30/2007	(200)	$54.86
Valence	5/30/2007	(1,800)	$54.88
Valence	5/30/2007	(100)	$54.91
Valence	5/30/2007	(500)	$54.92
Valence	5/30/2007	(400)	$54.93
Valence	5/30/2007	(300)	$54.95
Valence	5/30/2007	(100)	$54.98
Valence	5/30/2007	(700)	$54.99
Valence	5/30/2007	(300)	$55.00
Valence	5/30/2007	(190)	$55.01
Valence	5/30/2007	(800)	$55.02
Valence	5/30/2007	(600)	$55.04
Valence	5/30/2007	(901)	$55.05
Valence	5/30/2007	(700)	$55.06
Valence	5/30/2007	(700)	$55.09
Valence	5/30/2007	(407)	$55.10
Valence	5/30/2007	(200)	$55.12
Valence	5/30/2007	(700)	$55.13
Valence	5/30/2007	(500)	$55.14
Valence	5/30/2007	(300)	$55.16
Valence	5/30/2007	(200)	$55.21
Valence	5/30/2007	(200)	$55.22
Valence	5/30/2007	(700)	$55.25
Valence	5/30/2007	(200)	$55.28
Valence	5/30/2007	(400)	$55.29
Valence	5/30/2007	(400)	$55.33
Valence	5/30/2007	(100)	$55.40
Valence	5/31/2007	(300)	$56.13
Valence	5/31/2007	(300)	$56.27
Valence	5/31/2007	(400)	$56.40
Valence	5/31/2007	(100)	$56.44
Valence	5/31/2007	(300)	$56.46
Valence	5/31/2007	(300)	$56.52
Valence	5/31/2007	(200)	$56.54
Valence	5/31/2007	(300)	$56.59
Valence	5/31/2007	(100)	$56.63
Valence	5/31/2007	(500)	$56.64
Valence	5/31/2007	(300)	$56.66
Valence	5/31/2007	(200)	$56.67
Valence	5/31/2007	(100)	$56.72
Valence	5/31/2007	(400)	$56.85
Valence	5/31/2007	(400)	$56.89
Valence	6/1/2007	(200)	$56.77
Valence	6/1/2007	(600)	$56.79
Valence	6/1/2007	(200)	$56.81
Valence	6/1/2007	(400)	$56.82
Valence	6/1/2007	(300)	$56.95
Valence	6/1/2007	(200)	$57.01
Valence	6/1/2007	(400)	$57.05
Valence	6/1/2007	(900)	$57.06
Valence	6/1/2007	(900)	$57.08
Valence	6/1/2007	(700)	$57.13
Valence	6/1/2007	(500)	$57.15
Valence	6/1/2007	(200)	$57.17
Valence	6/1/2007	(200)	$57.18
Valence	6/1/2007	(300)	$57.20
Valence	6/1/2007	(300)	$57.23
Valence	6/1/2007	(900)	$57.33
Valence	6/1/2007	(100)	$57.35
Valence	6/1/2007	(200)	$57.43
Valence	6/1/2007	(600)	$57.48
Valence	6/1/2007	(800)	$57.49
Valence	6/1/2007	(1,000)	$57.53
Valence	6/1/2007	(1,500)	$57.64
Valence	6/1/2007	(400)	$57.66
Valence	6/1/2007	(200)	$57.67
Valence	6/1/2007	(1,300)	$57.68
Valence	6/1/2007	(1,600)	$57.74
Valence	6/4/2007	(900)	$56.70
Valence	6/4/2007	(800)	$56.71
Valence	6/4/2007	(600)	$56.80
Valence	6/4/2007	(200)	$56.81
Valence	6/4/2007	(600)	$56.82
Valence	6/4/2007	(100)	$56.84
Valence	6/4/2007	(500)	$56.85
Valence	6/4/2007	(400)	$56.88
Valence	6/4/2007	(800)	$56.92
Valence	6/4/2007	(400)	$56.93
Valence	6/4/2007	(1,200)	$56.94
Valence	6/4/2007	(300)	$56.96
Valence	6/4/2007	(600)	$56.98
Valence	6/4/2007	(500)	$56.99
Valence	6/4/2007	(700)	$57.01
Valence	6/4/2007	(500)	$57.03
Valence	6/4/2007	(1,000)	$57.04
Valence	6/4/2007	(1,000)	$57.05
Valence	6/4/2007	(1,200)	$57.06
Valence	6/4/2007	(1,100)	$57.07
Valence	6/4/2007	(1,200)	$57.08
Valence	6/4/2007	(2,000)	$57.09
Valence	6/4/2007	(1,400)	$57.10
Valence	6/4/2007	(600)	$57.11
Valence	6/4/2007	(400)	$57.13
Valence	6/5/2007	(300)	$56.00
Valence	6/5/2007	(700)	$56.01
Valence	6/5/2007	(300)	$56.02
Valence	6/5/2007	(200)	$56.03
Valence	6/5/2007	(400)	$56.04
Valence	6/5/2007	(300)	$56.05
Valence	6/5/2007	(900)	$56.06
Valence	6/5/2007	(200)	$56.07
Valence	6/5/2007	(400)	$56.07
Valence	6/5/2007	(300)	$56.08
Valence	6/5/2007	(1,000)	$56.09
Valence	6/5/2007	(500)	$56.10
Valence	6/5/2007	(800)	$56.12
Valence	6/5/2007	(300)	$56.14
Valence	6/5/2007	(400)	$56.23
Valence	6/5/2007	(400)	$56.25
Valence	6/5/2007	(300)	$56.28
Valence	6/5/2007	(300)	$56.51
Valence	6/5/2007	(400)	$56.52
Valence	6/5/2007	(500)	$56.54
Valence	6/5/2007	(900)	$56.55
Valence	6/5/2007	(400)	$56.56
Valence	6/5/2007	(400)	$56.57
Valence	6/5/2007	(300)	$56.58
Valence	6/5/2007	(400)	$56.59
Valence	6/5/2007	(500)	$56.60
Valence	6/5/2007	(400)	$56.62
Laminar	6/6/2007	12,826	$54.37
Laminar	6/7/2007	5000	$55.05
Laminar	6/7/2007	86,400	$54.83
Laminar	6/7/2007	57,902	$54.44
Laminar	6/7/2007	8,600	$55.22
Valence	6/7/2007	(700)	$54.47
Valence	6/7/2007	(200)	$54.49
Valence	6/7/2007	(400)	$54.50
Valence	6/7/2007	(400)	$54.55
Valence	6/7/2007	(500)	$54.58
Valence	6/7/2007	(300)	$54.59
Valence	6/7/2007	(200)	$54.81
Valence	6/7/2007	(400)	$54.97
Valence	6/7/2007	(200)	$54.99
Valence	6/7/2007	(1,700)	$55.00
Valence	6/7/2007	(500)	$55.01
Valence	6/7/2007	(400)	$55.02
Valence	6/7/2007	(700)	$55.04
Valence	6/7/2007	(600)	$55.05
Valence	6/7/2007	(600)	$55.10
Valence	6/7/2007	(500)	$55.12
Valence	6/7/2007	(600)	$55.15
Valence	6/7/2007	(200)	$55.19
Valence	6/7/2007	(400)	$55.21
Valence	6/7/2007	(900)	$55.23
Valence	6/7/2007	(600)	$55.24
Valence	6/7/2007	(400)	$55.26
Valence	6/7/2007	(200)	$55.27
Valence	6/7/2007	(200)	$55.28
Valence	6/7/2007	(400)	$55.29
Valence	6/7/2007	(300)	$55.33
Valence	6/7/2007	(500)	$55.35
Valence	6/7/2007	(300)	$55.38
Valence	6/7/2007	(600)	$55.45
Laminar	6/8/2007	80,000	$54.28
Laminar	6/8/2007	130,000	$54.20
Valence	6/8/2007	(400)	$54.20
Valence	6/8/2007	(200)	$54.26
Valence	6/8/2007	(400)	$54.30
Valence	6/8/2007	(300)	$54.31
Valence	6/8/2007	(300)	$54.32
Valence	6/8/2007	(500)	$54.33
Valence	6/8/2007	(400)	$54.34
Valence	6/8/2007	(1,200)	$54.35
Valence	6/8/2007	(700)	$54.42
Valence	6/8/2007	(300)	$54.44
Valence	6/8/2007	(400)	$54.46
Valence	6/8/2007	(300)	$54.49
Valence	6/8/2007	(300)	$54.52
Valence	6/8/2007	(700)	$54.56
Valence	6/8/2007	(900)	$54.58
Valence	6/8/2007	(300)	$54.75
Valence	6/8/2007	(400)	$54.76
Valence	6/8/2007	(100)	$54.94
Valence	6/8/2007	(700)	$55.10
Valence	6/8/2007	(200)	$55.11
Valence	6/11/2007	(300)	$54.13
Valence	6/11/2007	(204)	$54.16
Valence	6/11/2007	(300)	$54.21
Valence	6/11/2007	(205)	$54.29
Valence	6/11/2007	(900)	$54.32
Valence	6/11/2007	(200)	$54.40
Laminar	6/13/2007	134,159	$53.15
Laminar	6/13/2007	10,000	$53.08
Laminar	6/13/2007	6,299	$53.07
Laminar	6/14/2007	11,900	$53.45
Laminar	6/14/2007	34,400	$53.76
Laminar	6/14/2007	10,400	$53.84
Laminar	6/14/2007	18,112	$53.97
Valence	6/14/2007	(200)	$53.45
Valence	6/14/2007	(300)	$53.47
Valence	6/14/2007	(100)	$53.52
Valence	6/14/2007	(400)	$53.57
Valence	6/14/2007	(600)	$53.65
Valence	6/14/2007	(200)	$53.67
Valence	6/14/2007	(200)	$53.70
Valence	6/14/2007	(547)	$53.71
Valence	6/14/2007	(400)	$53.72
Valence	6/14/2007	(100)	$53.76
Valence	6/14/2007	(1,800)	$53.77
Valence	6/14/2007	(100)	$53.79
Valence	6/14/2007	(600)	$53.81
Valence	6/14/2007	(200)	$53.82
Valence	6/14/2007	(1,000)	$53.83
Valence	6/14/2007	(800)	$53.84
Valence	6/14/2007	(500)	$53.87
Valence	6/14/2007	(700)	$53.90
Valence	6/14/2007	(500)	$53.96
Valence	6/14/2007	(200)	$53.97
Valence	6/14/2007	(500)	$54.03
Valence	6/14/2007	(300)	$54.06
Laminar	6/15/2007	39,360	$54.16
Valence	6/15/2007	(700)	$54.09
Valence	6/15/2007	(402)	$54.11
Valence	6/15/2007	(300)	$54.14
Valence	6/15/2007	(400)	$54.20
Valence	6/15/2007	(400)	$54.22
Valence	6/15/2007	(200)	$54.27
Valence	6/15/2007	(200)	$54.29
Valence	6/15/2007	(200)	$54.38
Valence	6/15/2007	(200)	$54.45
Laminar	6/18/2007	100,000	$53.83
Laminar	6/18/2007	25,000	$53.64
Valence	6/18/2007	(1,500)	$53.95
Valence	6/18/2007	(400)	$53.97
Valence	6/18/2007	(500)	$54.05
Laminar	6/19/2007	15,000	$53.75
Laminar	6/19/2007	1,140	$53.75
Valence	6/19/2007	(100)	$53.84
Valence	6/19/2007	(300)	$53.88
Laminar	6/20/2007	200,000	$53.37
Valence	6/20/2007	(300)	$53.45
Laminar	6/21/2007	37,209	$52.94
Laminar	6/21/2007	24,179	$52.95
Laminar	6/21/2007	18,075	$52.39
Laminar	6/21/2007	5,623	$52.00
Valence	6/21/2007	(300)	$52.93
Valence	6/21/2007	(400)	$52.96
Valence	6/21/2007	(500)	$52.98
Valence	6/21/2007	(500)	$53.00
Valence	6/21/2007	(200)	$53.01
Valence	6/21/2007	(100)	$53.02
Valence	6/21/2007	(400)	$53.11
Valence	6/21/2007	(600)	$53.19
Laminar	6/22/2007	84,100	$52.67
Valence	6/22/2007	8,700	$52.83
Valence	6/25/2007	(300)	$52.77
Valence	6/25/2007	(300)	$52.84
Valence	6/25/2007	(200)	$52.88
Valence	6/25/2007	(300)	$53.00
Valence	6/25/2007	(100)	$53.08
Valence	6/25/2007	(500)	$53.24
Valence	6/25/2007	(300)	$53.32
Valence	6/25/2007	(200)	$53.34
Valence	6/25/2007	(737)	$53.43
Valence	6/25/2007	(400)	$53.47
Valence	6/25/2007	(300)	$53.49
Valence	6/25/2007	(300)	$53.63
Valence	6/25/2007	(560)	$53.68
Valence	6/25/2007	(200)	$53.72
Valence	6/26/2007	(100)	$52.51
Valence	6/26/2007	(200)	$52.54
Valence	6/26/2007	(200)	$52.61
Valence	6/26/2007	(100)	$52.63
Valence	6/26/2007	(500)	$52.64
Valence	7/9/2007	(200)	$46.53
Valence	7/9/2007	(100)	$46.54
Valence	7/9/2007	(200)	$46.55
Valence	7/9/2007	(500)	$46.61
Valence	7/9/2007	(200)	$46.62
Valence	7/9/2007	(49)	$46.65
Valence	7/9/2007	(200)	$46.78
Valence	7/9/2007	(700)	$46.82
Valence	7/9/2007	(200)	$46.84
Valence	7/9/2007	(300)	$46.85
Valence	7/9/2007	(1,100)	$46.87
Valence	7/9/2007	(500)	$46.90
Valence	7/9/2007	(400)	$46.91
Valence	7/9/2007	(300)	$46.93
Valence	7/9/2007	(500)	$46.94
Valence	7/9/2007	(500)	$46.95
Valence	7/9/2007	(400)	$46.97
Valence	7/9/2007	(300)	$46.98
Valence	7/9/2007	(1,300)	$46.99
Valence	7/9/2007	(700)	$47.00
Valence	7/9/2007	(994)	$47.01
Valence	7/9/2007	(300)	$47.02
Valence	7/9/2007	(600)	$47.03
Valence	7/9/2007	(500)	$47.06
Valence	7/9/2007	(200)	$47.08
Valence	7/9/2007	(300)	$47.09
Valence	7/9/2007	(600)	$47.10
Valence	7/9/2007	(200)	$47.18
Valence	7/9/2007	(200)	$47.19
Valence	7/9/2007	(300)	$47.29
Valence	7/9/2007	(200)	$47.30
Valence	7/9/2007	(400)	$47.34
Valence	7/9/2007	(200)	$47.35
Valence	7/9/2007	(400)	$47.38
Valence	7/9/2007	(300)	$47.39
Valence	7/9/2007	(500)	$47.48
Valence	7/9/2007	(1,200)	$47.50
Valence	7/9/2007	(1,300)	$47.55
Valence	7/9/2007	(800)	$47.59
Valence	7/9/2007	(400)	$47.60
Valence	7/9/2007	(200)	$47.62
Valence	7/9/2007	(100)	$47.63
Valence	7/9/2007	(200)	$47.65
Valence	7/9/2007	(1,200)	$47.70
Valence	7/9/2007	(200)	$47.72
Valence	7/9/2007	(200)	$47.73
Valence	7/9/2007	(300)	$47.74
Valence	7/9/2007	(200)	$47.75
Valence	7/9/2007	(200)	$47.76
Valence	7/9/2007	(500)	$47.89
Valence	7/9/2007	(600)	$47.94
Valence	7/9/2007	(600)	$47.95
Valence	7/9/2007	(700)	$47.99
Laminar	7/10/2007	66,000	$44.69
Laminar	7/10/2007	200	$44.75
Laminar	7/10/2007	100	$44.77
Laminar	7/10/2007	6,418	$44.78
Laminar	7/10/2007	2,641	$44.79
Laminar	7/10/2007	300	$44.80
Laminar	7/10/2007	100	$44.81
Laminar	7/10/2007	800	$44.82
Laminar	7/10/2007	22,741	$44.83
Laminar	7/10/2007	700	$44.85
Laminar	7/10/2007	200,000	$44.86
Laminar	7/10/2007	183,499	$43.90
Laminar	7/10/2007	41,241	$43.95
Laminar	7/10/2007	75,000	$43.23
Laminar	7/10/2007	20,000	$43.62
Valence	7/10/2007	(500)	$44.64
Valence	7/10/2007	(500)	$44.71
Valence	7/10/2007	(100)	$44.77
Valence	7/10/2007	(200)	$44.86
Valence	7/10/2007	(1,400)	$44.90
Valence	7/10/2007	(700)	$44.91
Valence	7/10/2007	(300)	$44.92
Valence	7/10/2007	(800)	$44.93
Valence	7/10/2007	(600)	$44.96
Valence	7/10/2007	(400)	$45.02
Valence	7/10/2007	(400)	$45.03
Valence	7/10/2007	(300)	$45.04
Valence	7/10/2007	(400)	$45.09
Valence	7/10/2007	(300)	$45.15
Valence	7/11/2007	(400)	$43.74
Valence	7/11/2007	(300)	$43.93
Valence	7/11/2007	(200)	$43.94
Valence	7/11/2007	(200)	$43.95
Valence	7/11/2007	(300)	$43.97
Valence	7/11/2007	(300)	$43.99
Valence	7/11/2007	(100)	$44.00
Valence	7/11/2007	(500)	$44.03
Valence	7/11/2007	(200)	$44.11
Valence	7/11/2007	(200)	$44.15
Valence	7/11/2007	(300)	$44.16
Valence	7/11/2007	(400)	$44.17
Valence	7/11/2007	(402)	$44.18
Valence	7/11/2007	(200)	$44.19
Valence	7/11/2007	(600)	$44.23
Valence	7/11/2007	(300)	$44.25
Valence	7/11/2007	(200)	$44.29
Valence	7/11/2007	(173)	$44.33
Valence	7/11/2007	(300)	$44.39
Valence	7/13/2007	(200)	$44.61
Valence	7/13/2007	(300)	$44.76
Valence	7/13/2007	(300)	$44.78
Laminar	7/17/2007	183,499	$43.90
Laminar	7/17/2007	41,241	$43.95
Laminar	7/18/2007	20,000	$43.62
Laminar	7/18/2007	75,000	$43.23
Valence	7/18/2007	(200)	$43.16
Valence	7/18/2007	(300)	$43.19
Valence	7/18/2007	(400)	$43.20
Valence	7/18/2007	(700)	$43.27
Valence	7/18/2007	(300)	$43.36
Valence	7/18/2007	(200)	$43.37
Valence	7/18/2007	(600)	$43.38
Valence	7/18/2007	(300)	$43.40
Valence	7/18/2007	(500)	$43.41
Valence	7/18/2007	(300)	$43.42
Valence	7/18/2007	(100)	$43.44
Valence	7/18/2007	(400)	$43.53
Valence	7/18/2007	(500)	$43.65
Valence	7/18/2007	(300)	$43.69
Valence	7/19/2007	(300)	$43.40
Valence	7/20/2007	(200)	$41.81
Valence	7/20/2007	(500)	$42.01
Valence	7/20/2007	(400)	$42.09
Valence	7/20/2007	(500)	$42.23
Valence	7/20/2007	(400)	$42.27
Valence	7/20/2007	(300)	$42.32
Valence	7/20/2007	(400)	$42.33
Valence	7/20/2007	(200)	$42.48
Valence	7/20/2007	(100)	$42.50
Valence	7/20/2007	(300)	$42.50
Valence	7/20/2007	(200)	$42.55
Valence	7/20/2007	(200)	$42.77
Valence	7/20/2007	(200)	$42.82
Valence	7/20/2007	(300)	$42.90
Valence	7/20/2007	(600)	$43.00
Valence	7/23/2007	(500)	$41.65
Valence	7/23/2007	(200)	$41.69
Valence	7/23/2007	(300)	$41.84
Valence	7/23/2007	(200)	$41.97
Valence	7/23/2007	(300)	$41.99
Valence	7/23/2007	(1,200)	$42.00
Valence	7/23/2007	(200)	$42.02
Valence	7/23/2007	(300)	$42.03
Valence	7/23/2007	(20,900)	$65.00

The trading dates, transactions, exercises and assignments, and the price per share implied by the transactions, for all transactions by the Reporting Persons in options of the Issuer within the last 60 days, which were all brokered transactions, are set forth below.

Entity	Date	Security Description	Action	Notional number of shares	Price
Valence	6/15/2007	$85 June 2007 Call	Expiry	(9,100)	0
Valence	6/15/2007	$90 June 2007 Call	Expiry	(3,000)	0
Valence	6/22/2007	$50 January 2008 Put	Short Sale	(12,500)	$3.40
Valence	6/22/2007	$50 January 2008 Put	Short Sale	(12,500)	$3.50
Valence	6/22/2007	$50 January 2008 Call	Short Sale	(25,000)	$7.60
Valence	7/23/2007	$65 January 2009 Put	Exercise	(20,900)	0

 (d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Valence has sold 250 listed put option contracts based upon the value of the Common Shares. In addition to the Common Shares that it beneficially owns without reference to these contracts, Valence currently has long economic exposure to 25,000 Common Shares through such contracts. Valence maintains an open short position on 250 call options and an open long position on 204 put options, and therefore currently has short economic exposure to 45,400 Common Shares through such contracts. Valence also maintains an open short position of 79,885 Common Shares.  Synoptic maintains an open short position of 158 Common Shares.  These contracts and arrangements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts and arrangements.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated July 27, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:                      July 27, 2007

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW SYNOPTIC PORTFOLIOS 2, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.P., as Managing Member

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & Co., L.L.C.

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & Co., L.P.

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

DAVID E. SHAW

By:/s/Julius Gaudio_____________
Name: Julius Gaudio
Title: Attorney-in-Fact for David E. Shaw